UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Features Affordable Prepress Solutions at Gutenberg Festival

Gutenberg Festival 2002 Long Beach, CA (May 30, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) is showing prepress solutions for general commercial printers at the Gutenberg Festival 2002, underway May 30 through June 1 at the Long Beach Convention Center in Long Beach, California. These affordable solutions are composed of world-class workflow and imaging systems optimized for broad commercial printers employing 10 to 20 people. With bundled consumables and financial services, these products allow every printer to enjoy Creo quality and performance, including the best support network in the industry.

"Creo has tailored digital solutions to help printers of all types and sizes become more profitable and competitive," said Aaron Day, Regional Sales Manager, Creo Americas. "Creo offers entry-level configurations of workflow products with affordable imaging systems to ease the conversion to computer-to-plate (CTP) for smaller commercial printers, bringing digital technology to prepress operations of all sizes." These solutions include low-cost thermal CTP systems. A clear upgrade path ensures that investments made today retain their value into the future when the printers may choose to upgrade their systems with more automation and SQUAREspot™ thermal imaging heads for higher productivity and consistent quality through sharper imaging.

Prinergy® Entro and Brisque™ Entro workflows provide core solutions that allow users to add more extensive capabilities as their business needs grow. Creo provides customers with a complete offering of equipment, service, consumables and financial services

New Product Demonstrations

Creo is demonstrating its newest products at the Gutenberg Festival. Both the Veris™ contone inkjet proofer and the iQsmart™ scanners have received a lot of attention since they were launched last month at IPEX. The Veris proofer is a new generation, 4-page, tabletop proofing system that uses Multi-Drop Array inkjet to achieve the world's best image quality and consistency. High quality proofs are produced with a controlled stream of dots that are precisely formed and placed to provide a true symmetrical resolution of 1500 x 1500 dpi. The unique Certified Proofing Process ensures that everyone who sees a Veris proof will know it has been made to a specific defined and precisely controlled process. Up to 40 proofs can be produced with unattended operation and the system ensures intelligent management of color and media utilization.

The iQsmart professional color scanner sets new standards in price-performance, and excels in quality, productivity and versatility. Two iQsmart models produce razor-sharp scans for any size original, featuring a true optical resolution of up to 5500 dpi from edge to edge. The exclusive XY Stitch scanning technology assures consistent quality through sharper imaging. The compact size of the scanners includes an inverted CCD that is uniquely positioned to minimize dust and improve image quality. Any type of original can be scanned with high-quality results. iQsmart scanners scan up to 96 35mm slides at one time and generate up to 40 scans per hour.

Creo is also demonstrating the Brisque™ workflow driving the Trendsetter® 400 Quantum platesetter. This 4-page CTP system uses SQUAREspot™ thermal imaging heads for precise and predictable imaging. Already the most proven CTP machine on the market, the Trendsetter 400 Quantum offers upgrades and options such as automatic plate-loading and unloading, Spectrum digital halftone proofing, a choice of imaging speeds, and support of processless plates, thermal film, and double-sided thermal digital media. The Trendsetter 400 Quantum allows for an easy field upgrade to 8-up format

Creo is demonstrating the Synapse™ InSite Internet portal into prepress, which allows print buyers to submit jobs remotely, track the status of print jobs, collaborate on-line, and proof and approve print jobs remotely.

For converters and packaging trade shops, the new version of Prinergy™ Powerpack workflow integrates Pandora® 1.5 software by ScenicSoft, Inc., a powerful PDF-based packaging layout solution. This step-and-repeat program and nesting application fully supports PDF 1.4 and is designed to automatically optimize the press sheet surface for label, postcard and packaging printers.

See all of these Creo solutions demonstrated during the Gutenberg Festival at booth # 813.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Tracy Rawa	Holly Hokrein	Rochelle van Halm
Investor Relations	Marketing Communications (Americas)	Media Relations (Headquarters)
T. +604.451.2700	T. +1.781.280.7331	T. +604.451.2700
F. +604.437.9891	F. +1.781.275.3430	F. +604.437.9891
tracy.rawa@creo.com	holly.hokrein@creo.com	rochelle.van.halm@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: May 30, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary